

April 18, 2012

Via E-mail
William J. O'Shaughnessy, Jr.
Assistant General Counsel and Corporate Secretary
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, NJ 07940

> **Re: Quest Diagnostics Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-12215**

Dear Mr. O'Shaughnessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 19

"Failure in our information technology systems…," page 24

1.   You disclose that your information technology systems are used extensively in virtually all aspects of your business, including clinical testing, test reporting, billing, customer service, logistics and management of medical data. We note that you state that your IT systems may be subject to physical or electronic intrusions, computer viruses, unauthorized tampering and similar disruptive problems. Given your extensive use of information technology systems, please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director